# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Karman Holdings Inc., CIK 0002040127
CUSIP: 485924104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5351 Argosy Avenue, Huntington Beach, California (CA), 92649
Date of event which requires filing of this statement: 02/12/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002055575

## Reporting persons
- TCFIII Spaceco SPV LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 74,074,827; sole dispositive power 0; shared dispositive power 74,074,827; aggregate amount beneficially owned 74,074,827 (56.04% of the class)
- Trive Capital Fund III LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 74,074,827; sole dispositive power 0; shared dispositive power 74,074,827; aggregate amount beneficially owned 74,074,827 (56.04% of the class)
- Trive Capital Fund III-A LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 74,074,827; sole dispositive power 0; shared dispositive power 74,074,827; aggregate amount beneficially owned 74,074,827 (56.04% of the class)

## Item 1. Issuer
Name of issuer: Karman Holdings Inc.
Address of issuer's principal executive offices: 5351 Argosy Avenue, Huntington Beach CA 92649

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

TCFIII Spaceco SPV LP
Trive Capital Fund III LP
Trive Capital Fund III-A LP
Address of principal business office or, if none, residence: The principal business office address for each of the Reporting Persons is 2021 McKinney Avenue, Suite 1200, Dallas, Texas, 75201
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.

The ownership information presented herein represents beneficial ownership of Common Stock as of the date of this filing, based upon 132,174,593 shares of Common Stock outstanding as of February 12, 2025, as disclosed in the Issuer's Final Prospectus on Form 424(b)(4) filed with the Securities and Exchange Commission on February 12, 2025.

Shares reported herein are directly held by TCFIII Spaceco SPV LP, of which Trive Capital Fund III LP (which we refer to as "Trive Fund III") and Trive Capital Fund III-A LP (which we refer to as "Trive Fund III-A") are limited partners of. Trive Capital Fund III GP LLC (which we refer to as "Fund III GP") is the general partner of Trive Fund III and has voting control over Trive Fund III. Fund III GP is the general partner of Trive Fund III-A and has voting control over Trive Fund III-A. Trive Capital Holdings LLC (which we refer to as "Trive Holdings") is the sole managing member of Fund III GP and has voting control over Fund III GP. Each of Messrs. Conner Searcy and Christopher Zugaro, as a manager of Trive Holdings, has voting control over Trive Holdings. As a result of the foregoing, each of Mr. Searcy, Mr. Zugaro, Trive Holdings, and Fund III GP may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities directly held by TCFIII Spaceco SPV LP.
Percent of class: 56.04
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 74,074,827
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 74,074,827

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- TCFIII Spaceco SPV LP: By: Trive Capital Fund III GP LLC, its general partner and Trive Capital Holdings LLC, its managing member, By: /s/ Conner Searcy, Conner Searcy, Managing Partner (03/27/2025)
- Trive Capital Fund III LP: By: Trive Capital Fund III GP LLC, its general partner and Trive Capital Holdings LLC, its managing member, By: /s/ Conner Searcy, Conner Searcy, Managing Partner (03/27/2025)
- Trive Capital Fund III-A LP: By: Trive Capital Fund III GP LLC, its general partner and Trive Capital Holdings LLC, its managing member, By: /s/ Conner Searcy, Conner Searcy, Managing Partner (03/27/2025)